[Freshfields Letterhead]

October 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C . 20549

Attn: Bonnie Baynes, Sharon Blume, Julie Griffith & Dana Brown

Re:	International General Insurance Holdings Ltd.
Annual Report on Form 20-F/A Filed October 19, 2021 (File No. 001-39255)

Ladies and Gentlemen,

As previously discussed with the staff of the Securities and Exchange Commission (the “SEC”), International General Insurance Holdings Ltd. (the “Company”) is filing today its Annual Report on Form 20-F/A for the year ended December 31, 2020. In light of the SEC Staff Statement on April 12, 2021 with respect to warrant accounting and recent discussions the Company has had with the SEC staff, the Form 20-F/A has been updated to restate the Company’s audited financial statements as of and for the year ended December 31, 2020. After careful analysis, the Company has concluded that the public warrants and private warrants should have been recorded at fair value as liabilities in the Company’s consolidated statement of financial position and not as equity with changes recorded in the consolidated statement of income.

If you should have any questions, please contact me at 212-277-4004 or 917-855-4378.

Regards,

/s/ Michael Levitt
Michael Levitt